Exhibit (a)(1)(L)

[MMC NORILSK NICKEL LOGO]

For Immediate Release:

Date: August 14, 2003

Contact:	Sergey Polikarpov
Norilsk Nickel
+7 095 785 10 90

NORILSK NICKEL EXTENDS TENDER OFFER FOR UP TO 4,350,000 SHARES OF
STILLWATER MINING COMPANY TO AUGUST 26, 2003 AND ANNOUNCES
AMENDMENT TO ITS TENDER OFFER DOCUMENTS

     Moscow, August 14, 2003 — MMC Norilsk Nickel (“Norilsk Nickel”) (GMKN RU; NILSY US; MNOD LI) announced today that the expiration date of the offer by its wholly owned subsidiary, Norimet Limited (“Norimet”), to purchase up to 4,350,000 shares of Stillwater Mining Company (“Stillwater”) (NYSE: SWC) common stock, at a cash price of $7.50 per share (subject to applicable withholding of United States federal, state and local taxes), originally set for midnight on Tuesday, August 19, 2003, has been extended to midnight on Tuesday, August 26, 2003. Norimet determined that the extension of the offer would be in the best interest of shareholders, in order to provide any shareholders that wish to tender their shares but have not yet done so, additional time to tender. Based upon a preliminary tally by The Bank of New York, the depositary for the offer, approximately 6,166,512 shares had been validly tendered by 3:00 p.m., New York City time on August 14, 2003. The offer price of $7.50 per share and the other terms of the offer are not affected by the extension of the offer expiration date.

     Norilsk Nickel also announced today that it filed Amendment No. 2 to the tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) today, in response to comments made by the SEC with respect to the tender offer documents filed on July 22, 2003, and to reflect the extension of the expiration date of the offer described above. The amendment makes no change in the offer price or any other material term or condition of the offer, other than the extension of the expiration date of the offer. The amendment should be read in conjunction with the Schedule TO, offer to purchase, letter of transmittal and other related materials, each as amended, filed with the SEC on behalf of Norilsk Nickel, Norimet and other filing persons.

     Questions regarding the tender offer, or requests for tender offer materials, should be directed to D.F. King & Co., Inc., the information agent for the offer, at (212) 269-5550 (banks and brokers) or, for all others, toll free at (800) 714-3313.

ABOUT NORILSK NICKEL

     Norilsk Nickel is one of the world’s leading mining companies and is the world’s largest producer of nickel and palladium. Norilsk Nickel is also one of the leading producers of copper, platinum and gold. More information on MMC Norilsk Nickel can be found at its Web site: www.nornik.ru.

Additional Information

     The complete terms and conditions of the offer are set forth in the tender offer statement on Schedule TO, offer to purchase, letter of transmittal and other related materials, each as amended, which have been filed with the SEC on behalf of Norimet, Norilsk and other filing persons. Stillwater stockholders are advised to read such tender offer materials because they contain important information. Stillwater stockholders are able to receive such documents free of charge at the SEC’s web site, www.sec.gov, or by contacting D.F. King & Co., Inc., at (212) 269-5550 (banks and brokers) or, for all others, toll free at (800) 714-3313.

     This press release shall not constitute an offer to purchase or a solicitation of acceptance of the tender offer, which may be made only pursuant to the terms of the offer to purchase and related letter of transmittal, each as amended. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making of the offer or the acceptance thereof would not comply with the laws of that jurisdiction. In any jurisdiction the securities, blue sky or other laws of which require the offer to be made by a licensed broker or dealer, the offer shall be deemed made on behalf of Norimet by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

###